UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*

HORIZON HEALTH CORP (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
44041Y104 (CUSIP Number)
Mia Jensen The Burton Partnership, Limited Partnership Post Office Box 4643 Jackson, Wy 83001 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 02, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 44041Y104

1.	Names of Reporting Persons. The Burton Partnership, Limited Partnership I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 716,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 716,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 716,930

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person PN
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SCHEDULE 13D
CUSIP No. 44041Y104

1.	Names of Reporting Persons. The Burton Partnership (QP), Limited Partnership I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 716,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 716,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 716,930

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person PN
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SCHEDULE 13D
CUSIP No. 44041Y104

1.	Names of Reporting Persons. Donald W. Burton I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 716,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 716,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 716,930

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

          This statement relates to shares of Common Stock, Par Value $.01 Per Share (the "Shares"), of Horizon Health Corporation (the "Company"), having its principal executive offices at 1500 Waters Ridge Drive, Lewisville, TX 75057-6011.

Item 2. Identity and Background.

(a)

Name:  This statement is being filed by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership having its principal offices at P.O. Box 4643, Jackson, Wyoming 83001; and the general partner of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership, Donald W. Burton. The principal business of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership is investment in public and private stocks. The general partner's principal occupation is an investor.

(b)	Residence or business address: The business address of the general partner is c/o The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership.

(d)

Criminal Conviction:  During the five years prior to the date hereof, neither The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership nor its general partner has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The general partner is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration:

          The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership acquired a total of 612,930 shares of Horizon Health Corporation through open market transactions during a period beginning December 2, 1999 and ending September 30, 2002 at prices ranging from $4.500 to 12.900 per share, for an aggregate purchase price of $3,807,526.13.

         No part of the purchase price paid by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership for shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of Horizon Health Corporation.

         No part of the purchase price paid by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership for shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of Horizon Health Corporation.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership has purchased the Shares for investment purposes only.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Depending on market conditions, its continuing evaluation of the business and prospects of Horizon Health Corporation and other factors, The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership may buy or sell additional shares in the open market. Neither The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership, nor the general partner has any present plans which relate to or would result in:

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Horizon Health Corporation or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
A sale or transfer of a material amount of assets of Horizon Health Corporation or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of tern directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
Any material change in the present capitalization or dividend policy of Horizon Health Corporation;
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Any other material change in Horizon Health Corporation business or corporate structure, including, but not limited to, if Horizon Health Corporation is a closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Changes in Horizon Health Corporation's charter or bylaws or other actions which may impede the acquisition if control of Horizon Health Corporation by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Causing a class of securities of Horizon Health Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
A class of equity securities of Horizon Health Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.
A class of equity securities of Horizon Health Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

Item 5. Interest in Securities of the Issuer.

(a)

By virtue of his status as general partner of The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership, Donald W. Burton may thus be deemed to be beneficial owner of the 612,930 shares which The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership own of record, representing 11.2% of the Company. Donald W. Burton may thus be deemed to share with The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership the power to direct the voting and disposition of the shares which The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership own of record.

(b)

The aggregate 612,930 shares purchased by The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership were obtained in the open market transactions executed by PaineWebber, Inc. and Raymond James between the dates of 12/2/99 and 09/30/02 The foregoing percentage was calculated based on 5,468,547 outstanding as of August 31, 2002.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership and the general partner

(c) Not applicable.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership and the general partner

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as described elsewhere herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among The Burton Partnership, Limited Partnership, The Burton Partnership (QP), Limited Partnership and the general partner or between any such person and any other person with respect to the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 03, 2002
THE BURTON PARTNERSHIP, LIMITED PARTNERSHIP
By:	/s/ Donald W. Burton Donald W. Burton
Title:	General Partner
THE BURTON PARTNERSHIP (QP), LIMITED
By:	/s/ Donald W. Burton Donald W. Burton
Title:	General Partner
DONALD W. BURTON
By:	/s/ Donald W. Burton Donald W. Burton

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